UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

58403M201**

(CUSIP Number)

Fang Xue
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road

Beijing, 100025
Tel +86 10 6502 8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number applies to American Depositary Shares, each representing thirty-five Ordinary Shares of the Issuer, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Fortune Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 36,464,575 Ordinary Shares[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[2]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[3]
	14.	Type of Reporting Person (See Instructions) CO

[1]	Includes 1,041,845 ADSs (representing 36,464,575 Ordinary Shares), held directly by ChinaEquity USD Fortune Co., Ltd.

[2]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 2 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[3]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in the Schedule 13D (as defined below)).

2

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Fund I L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 36,464,575 Ordinary Shares[4]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[5]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[6]
	14.	Type of Reporting Person (See Instructions) PN

[4]	Includes 1,041,845 ADSs (representing 36,464,575 Ordinary Shares), held through ChinaEquity USD Fortune Co., Ltd.

[5]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 2 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[6]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in Schedule 13D (as defined below)).

3

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Investment GP L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 36,464,575 Ordinary Shares[7]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[8]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[9]
	14.	Type of Reporting Person (See Instructions) PN

[7]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[8]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 2 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[9]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in Schedule 13D (as defined below)).

4

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity USD Investment Management Co.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 36,464,575 Ordinary Shares[10]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[11]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[12]
	14.	Type of Reporting Person (See Instructions) CO

[10]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[11]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 2 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[12]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in Schedule 13D (as defined below)).

5

CUSIP No. 58403M201

	1.	Names of Reporting Persons. ChinaEquity Global Holding Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
	7.	Sole Voting Power
	8.	Shared Voting Power 36,464,575 Ordinary Shares[13]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[14]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[15]
	14.	Type of Reporting Person (See Instructions) CO

[13]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[14]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 2 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[15]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in Schedule 13D (as defined below)).

6

CUSIP No. 58403M201

	1.	Names of Reporting Persons. Chaoyong Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power
	8.	Shared Voting Power 36,464,575 Ordinary Shares[16]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[17]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[18]
	14.	Type of Reporting Person (See Instructions) IN

[16]	By virtue of being the general partner of ChinaEquity USD Fund I L.P. or the persons controlling such general partner, each of ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd. and Mr. Chaoyong Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[17]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 2 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of Schedule 13D (as defined below).

[18]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in Schedule 13D (as defined below)).

7

CUSIP No. 58403M201

	1.	Names of Reporting Persons. Xu Wang
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power
	8.	Shared Voting Power 36,464,575 Ordinary Shares[19]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,464,575 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,464,575 Ordinary Shares[20]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 8.01%[21]
	14.	Type of Reporting Person (See Instructions) IN

[19]	By virtue of being the sole shareholder and sole director of ChinaEquity Global Holding Co., Ltd., Mr. Xu Wang may be deemed to have shared voting and dispositive power with respect to these securities.

[20]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of Schedule 13D (as defined below)) with certain other beneficial owners of the Issuer’s Ordinary Shares (not included in this Amendment No. 2 (as defined below)). Any beneficial ownership of such other owners’ Ordinary Shares is expressly disclaimed. See Items 2 and 5 of the Schedule 13D (as defined below).

[21]	Percentage calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in Schedule 13D (as defined below)).

8

This Amendment No.2 to Schedule 13D (this “Amendment No. 2”) is filed jointly by (1) ChinaEquity USD Fortune Co., Ltd. (“ChinaEquity Holdco”), (2) ChinaEquity USD Fund I L.P., (3) ChinaEquity USD Investment GP L.P., (4) ChinaEquity USD Investment Management Co., (5) ChinaEquity Global Holding Co., Ltd. ((1) through (5), collectively, the “ChinaEquity Reporting Persons”), (6) Mr. Chaoyong Wang, and (7) Mr. Xu Wang (collectively with the ChinaEquity Reporting Persons and Mr. Chaoyong Wang, the “Reporting Persons”).

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on November 2, 2015 (the “Original Schedule”) by the Reporting Persons with respect to the ordinary Shares, par value $0.0001 (the “Shares”), including the Shares represented by American Depositary Shares (the “ADSs”), of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”), which Original Schedule was subsequently amended by Amendment No. 1 filed on December 17, 2015 (the Original Schedule as amended by Amendment No. 1, the “Schedule 13D”). Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger (as defined below).  The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.  The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 5, and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$4.00 in cash per ADS (each representing thirty five Shares) and US$0.114 in cash per Share, approximately US$14.6 million will be expended in acquiring 128,198,011 Ordinary Shares22 owned by shareholders of the Issuer other than the Reporting Persons and CNshangquan (the “Publicly Held Shares”) in connection with the Merger. Pursuant to the Equity Commitment Letter as referenced in Item 4 below, the Merger will be financed with cash contributions in Parent from the Sponsor (as defined below), an affiliate of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement

On December 22, 2015, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) with MINAT ASSOCIATED CO, LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”), and ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”).

[22]	calculated based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as disclosed in the Issuer’s Form 20-F (as defined in Schedule 13D).

9

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent (“Merger”). At the effective time of the Merger (“Effective Time”, as defined in the Merger Agreement), all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Issuer will be amended accordingly. Each Share (other than the Excluded Shares and Dissenting Shares, as defined in the Merger Agreement) shall thereafter represent only the right to receive US$0.114 in cash per Share without interest. Each Dissenting Shareholder (as defined in the Merger Agreement) shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for (i) each of the parties to use reasonable best efforts to cause the transactions to be consummated and (ii) the Issuer to call and hold a shareholders’ meeting for purposes of voting and approving the Merger Agreement. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement. The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by holders of Ordinary Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting of the Issuer. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately-held company, and its ADSs would be deregistered under the Exchange Act and would be delisted from NASDAQ Global Select Market.

Upon consummation of the Merger, the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Issuer (as the surviving company).

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on December 22, 2015, ChinaEquity Holdco (the “Guarantor”), entered into a limited guarantee (the “Limited Guarantee”) with Issuer, pursuant to which the Guarantor irrevocably and unconditionally guaranteed to the Issuer, subject to certain conditions, Parent Termination Fee (as defined therein) and certain reimbursement obligations of Parent, each under the Merger Agreement. In addition, the Guarantor’s payment obligation under the Limited Guarantee will not exceed $2,200,000 plus certain costs and expenses set forth in the Limited Guarantee and the Merger Agreement. The Limited Guarantee will terminate until the earliest of (i) all of the guaranteed obligations contemplated under the Limited Guarantee have been fully performed, (ii) the Effective Time, if the closing occurs, (iii) in the case of a termination of the Merger Agreement in accordance with its terms by mutual consent of the parties thereto or in circumstances where the Parent Termination Fee (as defined therein) pursuant to the Merger Agreement is not payable, upon such termination and (iv) in the case of a termination of the Merger Agreement for which the Parent Termination Fee (as defined therein) pursuant to the Merger Agreement is payable, the date falling one hundred and twenty (120) days after such termination (subject to certain exceptions).

10

Equity Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on December 22, 2015, 北京信中利投资股份有限公司, a company organized and existing under the Laws of People’s Republic of China (the “Sponsor”) has issued an Equity Commitment Letter (the “Equity Commitment Letter”) to the Parent, pursuant to which the Sponsor shall, at or immediately prior to the Effective Time, subject to the terms and conditions set forth in this Equity Commitment Letter, purchase, or cause the purchase of, equity interests of Parent and pay, or cause to be paid, to Parent in immediately available funds an aggregate cash purchase price equal to US$14,651,201 (such amount, subject to adjustment pursuant to Section 1(b) of this Equity commitment Letter, the “Equity Commitment”), which will be used by Parent solely for the purpose of funding, to the extent necessary to fund, the Merger Consideration (as defined in the Merger Agreement) required to be paid by Parent to consummate the Merger pursuant to and in accordance with the Merger Agreement; provided that the Sponsor shall not, under any circumstances, be obligated to contribute more than the Equity Commitment to Parent and the liability of the Sponsor under this Equity Commitment Letter shall not exceed the amount of the Equity Commitment.

ChinaEquity Holdco Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 22, 2015, the Parent and ChinaEquity Holdco entered into a Support Agreement (the “ChinaEquity Holdco Support Agreement”), pursuant to which, in connection with the consummation of the Merger, ChinaEquity Holdco agrees to (a) appoint Parent and any designee thereof as its proxy and attorney-in-fact and vote the Securities at the Issuer’s shareholders meeting in favor of the Merger, in each case upon the terms and conditions set forth therein, (b) cancel the Issuer’s securities (including Shares represented by ADSs) held thereby for no consideration in the Merger and (c) subscribe for newly issued Parent Shares (as defined therein) immediately prior to the Closing.

CNshangquan Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 22, 2015, the Parent and CNshangquan, a business company incorporated under the laws of the British Virgin Islands and a shareholder of the Issuer entered into a Support Agreement (the “CNshangquan Support Agreement”), pursuant to which, in connection with the consummation of the Merger, CNshangquan agrees to (a) appoint Parent and any designee thereof as its proxy and attorney-in-fact and vote the Securities at the Issuer’s shareholders meeting in favor of the Merger, in each case upon the terms and conditions set forth therein, (b) cancel the Issuer’s securities (including Shares represented by ADSs) held thereby for no consideration in the Merger and (c) subscribe for newly issued Parent Shares (as defined therein) immediately prior to the Closing.

The descriptions of the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter, the ChinaEquity Holdco Support Agreement and the CNshangquan Support Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of these agreements, which have been filed as Exhibits 5, 6, 7, 8 and 9, respectively, and are incorporated herein by reference.

Other than as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end hereof:

The description of the principal terms of the Second Amended and Restated Consortium Agreement, the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter, the ChinaEquity Support Agreement and the CNshangquan Support Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

11

Exhibit 5:	Agreement and Plan of Merger dated December 22, 2015 by and among the Parent, the Merger Sub and the Issuer

Exhibit 6:	Limited Guarantee dated December 22, 2015 by and between the Guarantor and the Issuer

Exhibit 7:	Equity Commitment Letter dated December 22, 2015 delivered by the Sponsor to the Parent

Exhibit 8:	Support Agreement dated December 22, 2015 by and between the Parent and the ChinaEquity Holdco

Exhibit 9:	Support Agreement dated December 22, 2015 by and between the Parent and CNshangquan

12

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2015
Date

ChinaEquity USD Fortune Co., Ltd.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Director

ChinaEquity USD Fund I L.P.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Duly authorized signatory under Power of Attorney
effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Duly authorized signatory under Power of Attorney
effective as of October 15, 2013

ChinaEquity USD Investment Management Co.	By:	/s/ Chaoyong Wang
Name: Chaoyong Wang
Title: Director

ChinaEquity Global Holding Co., Ltd.	By:	/s/ Xu Wang
Name: Xu Wang
Title: Director

Chaoyong Wang	By:	/s/ Chaoyong Wang

Xu Wang	By:	/s/ Xu Wang

13